Exhibit 19

INSIDER TRADING AND CONFIDENTIALITY POLICY

EXECUTIVE SUMMARY: To provide guidance to Western Union employees and directors regarding the trading of Western Union securities. For questions on this policy contact the Deputy General Counsel, Corporate Governance.

INSIDER TRADING AND	Policy ID: GC007
CONFIDENTIALITY POLICY	Effective Date: May 16, 2023
Policy Owner: Deputy General Counsel, Corporate Governance
Approving Authority: Chief Legal Officer Revision Date: November 9, 2023 Last Reviewed Date: October 21, 2024
Failure to comply with this policy may result in disciplinary action up to and including termination.

PURPOSE:

The purpose of this Policy is to foster compliance with all applicable federal and state rules and regulations governing insider trading. This Policy describes the standards of The Western Union Company and its subsidiaries (“Western Union” or the “Company”) regarding Transactions (as defined below) related to Western Union’s securities or securities of certain other publicly traded companies while in possession of material nonpublic information (“MNPI”). These standards are intended to protect the Company and you from any trading (or gifting) that could appear to be improper, and also to help preserve the confidentiality of the Company's proprietary information.

For purposes of this Policy, “Transaction” includes purchases, sales, trades and gifts of a security or an offer to take such action and applies to actions taken personally or on behalf of others. This policy applies to all directors, officers, and employees, of the Company and any of its subsidiaries (“Associates”). Any restriction or requirement applicable to an Associate in this Policy is also applicable to such Associate’s family members sharing a household. For clarity, Associates include Covered Persons and Company Insiders (each as defined below).

POLICY SCOPE:

This Policy is divided into five parts:

Part 1 describes general insider trading prohibitions and anti-hedging policy applicable to all Associates;

Part 2 describes trading window periods applicable to Covered Persons and Company Insiders (see definitions below);

Part 3 describes pre-clearance procedures required for Transactions in Company securities by Company Insiders;

Part 4 describes the Company’s requirements with regard to Rule 10b5-1 trading plans; and

Part 5 describes certain additional requirements for Section 16 Insiders.

“Covered Persons” includes employees identified by the Company from time to time as having actual or potential access to MNPI regarding Western Union because of their position or responsibilities.

“Company Insiders” includes Section 16 Insiders, all employees who report to direct reports of the Chief Executive Officer (known internally as level N2 employees), except for level N2 employees who are executive assistants, all employees above level N2, and other employees who have been identified as Company Insiders for purposes of the Policy by the Company from time to time.

“Section 16 Insiders” includes all directors and officers who meet the definition of “officer” under Section 16 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).

Exceptions for Certain Transactions

The restrictions in this Policy do not apply to the following Transactions:

•
401(k) Plan. Investing 401(k) plan contributions in a Company stock fund in accordance with the terms of the Company’s 401(k) plan. However, your initial election to invest in a Company stock fund and any changes in your investment election regarding the Company stock fund are subject to the trading restrictions and pre-clearance requirements under this Policy.

•
Options. Option exercises, without selling the underlying securities, may occur at any time subject to reporting requirements for Section 16 Insiders. However, the sale of any shares issued on the exercise of stock options and any cashless exercise of stock options are subject to trading restrictions and pre-clearance requirements under this Policy.

POLICY STATEMENT:

PART 1: Insider Trading Prohibitions; Anti-Hedging Policy.

Introduction

The federal securities laws prohibit any person from buying, selling or otherwise disposing of any securities while in possession of MNPI regarding such securities. This type of conduct is frequently referred to as "insider trading." The law also prohibits a person in possession of MNPI from revealing that information to others for use in the trading of securities or otherwise. This type of conduct is frequently referred to as "tipping."

The definition of “material” information is highly subjective. The general test is whether such information would reasonably be expected to affect an investor's decision to buy, sell or hold securities of the Company (including by having an effect on the Company's share price). Information dealing with the following subjects is reasonably likely to be found material in particular situations:

•
significant changes in the Company’s prospects;
•
significant write-downs in assets or increases in reserves;
•
developments regarding significant litigation or government agency investigations;
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liquidity problems;
•
changes in earnings estimates or unusual gains or losses in major operations;
•
major changes in the Company’s management or the board of directors;
•
changes in dividends;
•
extraordinary borrowings;
•
major changes in accounting methods or policies;
•
award or loss of a significant contract;
•
cybersecurity risks and incidents, including vulnerabilities and breaches;
•
changes in debt ratings;
•
significant new product offerings;

•
proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances or partnerships, licensing arrangements, or purchases or sales of substantial assets; and
•
offerings of Company securities.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. If you are unsure whether information is material, you should consult the Deputy General Counsel, Corporate Governance or their delegate before making any decision to disclose such information, trade while in possession of such information or recommend securities to which that information relates.

Information is “nonpublic” until it has been effectively communicated to the marketplace and reflected in trading prices. Generally, any material information relating to the Company which has not yet been made public by press release or otherwise for at least one full trading day is considered "nonpublic." Material information which has not yet been publicly disseminated continues to be a proprietary asset of the Company, the unauthorized use of which amounts to stealing. Nonpublic information may include:

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undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
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information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally one full trading day).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Deputy General Counsel, Corporate Governance or their delegate or assume that the information is nonpublic and treat it as confidential.

Restrictions Regarding Insider Trading

In the interest of prudence and to preserve the public image and integrity of Western Union, the Company has adopted policies in this area as follows:

1.
Associates may not enter into a Transaction with respect to Company securities while in possession of MNPI.

2.
Associates may not communicate MNPI to others (“tip”) in violation of the law or otherwise disclose such information without the Company’s authorization.

3.
Associates may not enter into a Transaction involving the securities of any other company while aware of MNPI relevant to the securities of such company.

4.
Covered Persons and Company Insiders may not enter into a Transaction involving Company securities except during a specified "open window period" as described below.

5.
Company Insiders must “pre-clear” all trading in securities of Western Union in accordance with this Policy.

In addition, the Company may not enter into a Transaction with respect to Company securities while in possession of MNPI.

Violations of Insider Trading Laws.

Penalties for trading on or communicating material nonpublic information can be severe both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties, and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

•
Legal Penalties. Persons who violate these prohibitions are subject to potential civil and criminal penalties which do not necessarily depend on whether you personally benefited from the trade. The Securities and Exchange Commission (“SEC”) is increasingly seeking stiffer penalties and continues the trend of coordinating its activities with the Department of Justice. The civil damages can include a fine of $1 million or up to three times the profit gained or loss avoided, and the criminal penalties can be as much as $5 million and twenty years imprisonment for each violation. In addition, the SEC has the power to bar insider traders from service as a director or officer of any publicly-held company. This option alone reveals that even a civil insider trading case can severely limit one's career. It is also possible supervisors can be held liable for insider trades of subordinates.

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Company-Imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. The Company reserves the right to take whatever disciplinary or other measure(s) it determines in its sole discretion to be appropriate in any particular situation, including disclosure of wrongdoing to governmental authorities.

Inquiries.

The Deputy General Counsel, Corporate Governance or their delegate should be consulted whenever any questions arise concerning the possession of MNPI and also if you have suspicion of possible insider trading by anyone. Good judgment is imperative, and consulting with the Deputy General Counsel, Corporate Governance or their delegate about any questionable activities or violations of the Company's ethics policies will help prevent infractions and unfavorable ramifications. If there are any unresolved questions whatsoever in your mind as to the applicability or interpretation of the foregoing standards or the propriety of any desired action, the matter must be discussed with the Deputy General Counsel, Corporate Governance or their delegate prior to trading or recommending trading.

Confidentiality Reminder.

Any Associate who possesses confidential information has an important responsibility to keep that information confidential within the Company until it is made public. Consistent with the foregoing, all internal Company matters or developments relating to the Company or its customers are confidential. Such information should be divulged or accessible within the Company only to persons who have a right and need to know in order to carry out their job responsibilities, and should not be discussed with family, relatives, or business or social acquaintances. Similarly, you should be discreet with this information and not discuss Company matters in places where such discussions can be overheard, such as elevators, restaurants, taxis, airports, and airplanes. This prohibition also applies to inquiries about the Company made by the press, investment analysts or others in the financial community, including stockholders. It is important that all such communications on behalf of the Company be made only through authorized individuals. If you receive any inquiries of this nature, you should decline comment and refer the inquirer directly to the Deputy General Counsel, Corporate Governance or their delegate. These are matters that the Company takes very seriously. If you have any doubts as to your responsibilities under this Policy, seek clarification and guidance from the Deputy General Counsel, Corporate Governance or their delegate before you act. Do not try to resolve uncertainties on your own.

Anti-Hedging Policy

Associates may not engage in short-term speculative trading or hedging Transactions involving Western Union securities, including, without limitation, short sales of Western Union securities, or trade in put or call options involving Western Union securities. Such hedging transactions are speculative in nature and could improperly reduce individual risk, and therefore are inconsistent with the Company’s risk management and corporate governance policies.

PART 2: Trading Window Periods

Window Periods for Covered Persons and Company Insiders.

Other than as described below with regard to 10b5-1 trading plans, all Covered Persons and Company Insiders are strictly prohibited from entering into Transactions involving Company securities except during a specified "open window period." The window period closes starting ten full trading days prior to the end of a reporting period (quarter or year-end) and reopens after one full trading day has passed after quarterly or annual earnings announcements. For example, if the Company announces financial results on Monday after market close, the open window period will begin at market open on Wednesday. If the Company announces financial results on Monday before market open, the window period will begin at market open on Tuesday. During the closed window periods, Covered Persons and Company Insiders generally possess or are presumed to possess MNPI about the Company’s financial results.

In addition, Western Union's Chief Legal Officer may close the open window period from time to time due to material developments at the Company. In such cases, Covered Persons and Company Insiders will be notified that the window has closed and must keep that information and information related to such material developments confidential. The window reopens after one full trading day has passed from the time the relevant information is publicly released, or if the Chief Legal Officer determines that the information is no longer material and communicates the reopening of the window period to all Covered Persons and Company Insiders.

As a reminder, all Associates are prohibited from entering into Transactions involving Company securities when in possession of MNPI, even if the window is otherwise open.

PART 3: Pre-Clearance of Transactions

Pre-Clearance Requirement

Company Insiders must pre-clear all of their Transactions in Western Union securities. Company Insiders should contact the Deputy General Counsel, Corporate Governance or their delegate, to request pre-clearance of Transactions at least two business days prior to such Transaction.

If approved, clearance is valid for five trading days. However, if the window is subsequently closed during such clearance period or the Company Insider becomes in possession of MNPI during this period, the Company Insider may not proceed with the Transaction. If the clearance period expires before the Transaction is complete, the Company Insider must request pre-clearance again.

Clearance of a Transaction does not constitute a recommendation by the Company or any of its employees or agents that the Company Insider engage in the subject Transaction. If the clearance of the Transaction is denied, the fact of such denial must be kept confidential by the Company Insider and the Company will not be under any obligation to disclose to the Company Insider the reason why the proposed Transaction was not cleared.

Other than as described below with respect to Rule 10b5-1 trading plans, Company Insiders must receive pre-clearance prior to every Transaction in the Company's securities - whether on or off an exchange and including:

(i)
Option exercises in which the underlying securities will be sold;
(ii)
The sale of stock acquired pursuant to restricted stock awards and restricted stock units;
(iii)
Balance transfer transactions into or out of the company stock account in the company insider’s incentive savings plan; and
(iv)
Sales of company stock acquired in connection with an employee stock purchase plan, if any.

Part 4: Rule 10b5-1 Plans

The Company, Covered Persons and Company Insiders may purchase or sell Western Union securities at any time if the trade is made pursuant to a previously established contract, plan or instruction that (i) satisfies the requirements of Rule 10b5-1, (ii) is in writing, (iii) involves an independent third party, and (iv) has been reviewed and approved by the Deputy General Counsel, Corporate Governance or their delegate. Requests for approval or modifications of Rule 10b5-1 plans must be submitted to the Deputy General Counsel, Corporate Governance at least five days prior to entering into or modifying such plan. If approved, Company Insiders do not need to pre-clear trades made pursuant to that plan, although Section 16 Insiders do need to notify Western Union of any such trade.

The Company, Covered Persons and Company Insiders may only establish or modify a 10b5-1 plan during an “open window,” provided such person is not otherwise aware of MNPI. Terminations of 10b5-1 plans are discouraged, and must be reported in advance to the Deputy General Counsel, Corporate Governance.

Although Western Union may inquire about details of the arrangement during the approval procedure, compliance of a plan with the terms of Rule 10b5-1 and the execution of Transactions pursuant to the Plan are the sole responsibility of the person initiating the Plan.

Part 5: Additional Requirements for Section 16 Insiders

Short Swing Profit Rules

Under Section 16(b), Section 16 Insiders are required to forfeit to the Company any profit attributed to a sale of Western Union securities occurring within six months before or after a purchase (even if different shares are involved). These rules are complex and should be considered before any Section 16 Insiders engage in any Transaction in Western Union securities.

Reporting

Most Transactions in Western Union securities, including gifts, must be reported to the SEC within two days following the time of the Transaction. Section 16 Insiders must also notify Western Union of any Transaction made pursuant to a 10b5-1 trading plan immediately following the time of the trade, due to the SEC reporting requirements for Section 16 Insiders.

If a Section 16 Insider becomes aware of any Transaction, including a trade made pursuant to a prearranged trading plan or an option exercise without a sale, that was not pre-cleared in accordance with this Policy, the Section 16 Insider must notify the Deputy General Counsel, Corporate Governance immediately.

Prohibition Against Pledging Western Union Securities

Section 16 Insiders are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. Securities held in a margin account or pledged as collateral for a loan may be sold without a Section 16 Insider’s consent by the broker if the Section 16 Insider fails to meet a margin call or by the lender in foreclosure if the Section 16 Insider defaults on the loan. A margin or foreclosure sale that occurs when the Section 16 Insider is aware of MNPI may, under some circumstances, result in unlawful insider trading.